                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3

                         AMERICAN EAGLE OUTFITTERS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   02553E 10 6
                                 (CUSIP Number)

                            Robert J. Tannous, Esq.
                       Porter Wright Morris & Arthur LLP
                              41 South High Street
                               Columbus, OH 43215
                                  614-227-1953
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                December 31, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b) (3) or (4), check the following box [ ].

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" or the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 02553E 10 6
Page 4 of 9


1.       Names of Reporting Person:  Geraldine Schottenstein Hoffman
         S.S. or I.R.S. Identification No. of Above Individual (optional):

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [X]
                  (b)      [ ]

3.       SEC Use Only

4.       Source of Funds:  00

5. Check Box if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                  [ ]

6.       Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power:  2,940,717

8.       Shared Voting Power:  224,303

9.       Sole Dispositive Power:  10,265,357

10.      Shared Dispositive Power:  224,303

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  10,489,660

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  [ ]

13.      Percent of Class Represented by Amount in Row (11):  14.6%

14.      Type of Reporting Person:  IN




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CUSIP No. 02553E 10 6
Page 7 of 9


                                  SCHEDULE 13D

The undersigned hereby amend the following items of this Schedule 13D:


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

   (1)    Jay L. Schottenstein
         (a)      Amount Beneficially Owned:  10,041,217 shares;  Percent of Class:  14.0%
                  Includes 4,798,819 shares held by Retail Ventures, Inc., 69.9%
                  of whose common stock is owned by trusts of which Mr.
                  Schottenstein is a Trustee or Trust Advisor, Mr. Schottenstein
                  is also the Chairman and Chief Executive Officer of Retail
                  Ventures, Inc.; 101 shares held for the benefit of Mr.
                  Schottenstein's minor child; 690,500 subject to options
                  exercisable within 60 days; and 4,368,365 shares held in
                  trusts for the benefit of family members as to which Mr.
                  Schottenstein is either Trustee or Trust Advisor.
         (b)      Number of Shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote:  9,673,664 shares
                  (ii)     Shared power to vote or to direct the vote:  224,303 shares
                  (iii)    Sole power to dispose or to direct the disposition of: 5,529,602 shares
                  (iv)     Shared power to dispose or to direct the disposition of: 224,303 shares
         (c)      Transactions effected by Mr. Schottenstein and by family trusts as to which Mr. Schottenstein is either trustee or trust advisor during the last 60 days:  None
         (d)      Another's right to receive dividends:  Not applicable
         (e)      Date ceased to be a 5% owner:  Not applicable

   (2)    Retail Ventures, Inc.

         (a)      Amount Beneficially Owned: 4,798,819 shares; Percent of Class:  6.7%
         (b)      Number of Shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote: 4,798,819  shares
                  (ii)     Shared power to vote or to direct the vote: 0 shares
                  (iii)    Sole power to dispose or to direct the disposition of: 4,798,819 shares
                  (iv)     Shared power to dispose or to direct the disposition of:  0 shares
         (c)      Transactions effected during the last 60 days:  None
         (d)      Another's right to receive dividends:  Not applicable
         (e)      Date ceased to be a 5% owner:  Not applicable

   (3)    Geraldine Schottenstein Hoffman

         (a)      Amount Beneficially Owned:  10,489,660 shares; Percent of Class: 14.6%
                  The shares are held in trusts for the benefit of family members as to which Ms. Hoffman is trustee.
         (b)      Number of Shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote: 2,940,717 shares

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CUSIP No. 02553E 10 6
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

                  (ii)     Shared power to vote or to direct the vote: 224,303 shares
                  (iii)    Sole power to dispose or to direct the disposition of: 10,265,357 shares
                  (iv)     Shared power to dispose or to direct the disposition of: 224,303 shares
         (c)      Transactions effected by family trusts as to which Ms. Hoffman is either trustee or trust advisor during the last 60 days:  None
         (d)      Another's right to receive dividends:  Not applicable
         (e)      Date ceased to be a 5% owner:  Not applicable

   (4)    Ann Schottenstein Deshe

         (a)      Amount Beneficially Owned: 4,977,905 shares; Percent of Class: 6.9%
                  These shares are held in trusts for the benefit of family
                  members as to which Ms. Deshe is either Trustee or Trust
                  Advisor.
          (b)     Number of Shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote: 3,180,578 shares
                  (ii)     Shared power to vote or to direct the vote: 0 shares
                  (iii)    Sole power to dispose or to direct the disposition of: 1,797,327 shares
                  (iv)     Shared power to dispose or to direct the disposition of:  0 shares
         (c)      Transactions effected by family trusts in which Ms. Deshe acts as either trustee or trust
                  advisor during the last 60 days:   None
         (d)      Another's right to receive dividends:  Not applicable
         (e)      Date ceased to be a 5% owner:  Not applicable

   (5)    Susan Schottenstein Diamond

         (a)      Amount Beneficially Owned: 2,695,653 shares; Percent of Class:  3.8%
                  These shares are held in trusts for the benefit of family
                  members as to which Ms. Diamond is either Trustee or Trust
                  Advisor.
         (b)      Number of Shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote: 2,693,967 shares
                  (ii)     Shared power to vote or to direct the vote: 0 shares
                  (iii)    Sole power to dispose or to direct the disposition of: 896,640 shares
                  (iv)     Shared power to dispose or to direct the disposition of: 0 shares
         (c)      Transactions effected by family trusts in which Ms. Diamond acts as either trustee or trust
                  advisor during the last 60 days:   None
         (d)      Another's right to receive dividends:  Not applicable
         (e)      Date ceased to be a 5% owner:  Not applicable


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CUSIP No. 02553E 10 6
Page 9 of 9


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 2002                /s/  Jay L. Schottenstein
                                --------------------------------------------
                                Jay L. Schottenstein



Dated:  February 11, 2002       RETAIL VENTURES, INC.

                                By:      /s/  Jay L. Schottenstein
                                   -----------------------------------------
                                         Jay L. Schottenstein, Chairman

Dated:  February 11, 2002                /s/  Geraldine Schottenstein Hoffman
                                ---------------------------------------------
                                Geraldine Schottenstein Hoffman


Dated:  February 11, 2002                /s/  Ann Schottenstein Deshe
                                ----------------------------------------------
                                Ann Schottenstein Deshe


Dated:  February 11, 2002                /s/  Susan Schottenstein Diamond
                                --------------------------------------------
                                Susan Schottenstein Diamond